SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated December 29, 2017 re TAT Announces the Appointments of New Presidents to its Subsidiaries Piedmont Aviation and Turbochrome.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Announces the Appointments of New Presidents
to its Subsidiaries Piedmont Aviation and Turbochrome

GEDERA, Israel, December 29, 2017 - TAT Technologies Ltd. (NASDAQ: TATT) (“TAT” or the “Company”), a leading provider of products and services to the commercial and military aerospace and ground defense industries, announced today senior management appointments.  Mr. Jeff Lambert was appointed President of Piedmont Aviation, replacing Mr. Richard Reed, who served as President of Piedmont since March 2016. Mr. Michael Chen was appointed President of Turbochrome, replacing Mr. Motty Katz, who served as President of Turbochrome since October 2015, after having served in various positions at Turbochrome (formerly – Chromalloy Israel) since 1979. Mr. Katz will continue to work and support Turbochrome’s management.  Both appointments are effective January 1, 2018.

Mr. Igal Zamir, CEO and President of TAT Technologies stated, “I am pleased to welcome Jeff and Michael to our team. Jeff and Michael bring to TAT Technologies a proven track record in successfully growing organizations they have led. Their skills and experience will be instrumental to their respective subsidiary and to the TAT group as we continue to execute our long-term strategy and maintain our growth trajectory.”

“I would like to thank Rick and Motty for their dedication and contribution to TAT Technologies. Under Rick’s leadership, Piedmont has made significant advances, well positioning itself for future growth. I wish Rick all the best in his future endeavors. Motty has been part of Turbochrome for three decades and has fulfilled a crucial role in the development of its leading technology. Most recently, as President of Turbochrome, Motty has guided the successful integration of Turbochrome into TAT Technologies, making it a key component in TAT’s long-term growth strategy. I am pleased that Turbochrome will continue to benefit from Motty’s deep knowledge and vast experience.”

Jeff Lambert brings to TAT Technologies extensive experience in OEM & MRO operations within the aerospace industry. Most recently, Jeff served as Vice President and General Manager at Rockwell Collins - Interiors Systems, overseeing the company’s manufacturing in Mexico. Prior to that, he served as Business Unit Director at B/E Aerospace, responsible for one of their operations in the Philippines. Prior to B/E Aerospace, Jeff held various management and engineering positions at UTC Aerospace Systems, a subsidiary of United Technologies and Goodrich Corporation. Jeff holds a B.S. in Industrial Engineering from Colorado State University-Pueblo.

Michael Chen has more than 20 years of experience in the defense industry, managing large multidisciplinary global cross-functional teams of R&D, engineering, operations, marketing and business development. Before joining TAT Technologies, Michael was CEO of Seraphim Optronics Ltd., a provider of sophisticated electro-optic solutions for persistent surveillance. Prior to that, he held various positions at Electro Optics ELOP Industries, a subsidiary of ELBIT Systems and Atlantium Ltd. Michael holds a B.Sc. in Mechanical Engineering from Tel Aviv University and an MBA from Heriot-Watt University in Edinburgh.

About TAT Technologies LTD

 TAT Technologies is a global OEM and aftermarket solutions company, employing more than 600 employees globally. TAT Technologies supports commercial aviation and government customers through two operating segments: Thermal Management Solutions and Power & Actuation. TAT’s Thermal Management Solutions include OEM and aftermarket of thermal management components and systems. TAT’s Power & Actuation include aftermarket support (MRO) of APU, Landing Gear and Aero-engines components. TAT Technologies controlling shareholders is FIMI Private Equity Fund.  For more information, you are welcome to visit our website:  www.tat-technologies.com

Contact:
Ms. Inna Shpringer
MARCOM Manager
Tel: 972-8-862-8594
innas@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, the change of control that will occur on the sale by the receiver of the Company’s shares held by our previously controlling stockholders, and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Guy Nathanzon
Guy Nathanzon
Chief Financial Officer

Date: December 29, 2017